FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

March 10, 2004

Popular Mechanics Magazine Profiles
Current Technology Expert in April Issue

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation today announced that Dr. Arthur Pilla of the Company’s Medical and Scientific Advisory Board was profiled in the April 2004 issue of Popular Mechanics magazine (U.S. circulation 1.4 million).  The "Science" column news article provides an overview of Dr. Pilla's expertise in the field of electrotherapy, as well as a description of one of Current Technology's products, ETG (ElectroTrichoGenesis) and its application to androgenetic alopecia or common baldness in both males and females.

The news article made special reference to the fact that a recent clinical study in New Zealand reported that ETG may be effective in preventing or reducing hair loss in women undergoing CMF chemotherapy treatments.  Dr. Pilla is Professor, Department of Biomedical Engineering, Columbia University and Professor Emeritus, Department of Orthopaedics, Mount Sinai School of Medicine, New York.

"We're honored that Popular Mechanics magazine has singled out Dr. Pilla of our Medical and Scientific Advisory Board," said Anne Kramer, CEO of Current Technology Corporation.

Current Technology’s products are patented in the United States and around the world.

For further information, please contact:

CORPORATE:                                            INVESTOR RELATIONS:
Robert Kramer                                               Richard Hannon
Current Technology Corporation                     Polestar Communications
1-800-661-4247                                            1-866-858-4100
604-684-2727
bob@currentech.com

March 30, 2004

CosmeticTrichoGenesis Center To Open In South Florida

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation is pleased to report its exclusive distributor for Miami-Dade and Broward counties, Florida will open its first CosmeticTrichoGenesis (CTG) center in greater Miami during the month of April, 2004.  The Company is shipping three units to the CTG center this week.  These three units are a portion of the initial purchase of five units the distributor is required to make under terms of its agreement with the Company.  The distributor’s total purchase requirement over three years is 40 units.

A citizen of Mexico, the distributor has extensive business interests in the Americas with a particular focus in Florida.  Importantly, he has personal experience with the TrichoGenesis technology, as he is a client of the exclusive distributor in Mexico.

In January of this year the Company appointed by way of a letter of intent a distributor for New York City (with a right of first refusal for exclusive distribution in the balance of New York State, New Jersey and Connecticut) for its product CosmeticTrichoGenesis.  A definitive distributorship agreement presently is being reviewed by lawyers for both parties.  The Company is also engaged in negotiations with others who have expressed interest in obtaining exclusive distribution rights to CosmeticTrichoGenesis in further areas in the United States.  Results of these matters will be announced in due course.

Current Technology believes that is CTG Mark 5 unit, a breakthrough method for improving the appearance of thinning hair, is a natural fit in the cosmetic use market in the United States.  The process is safe, painless and non-invasive.  Current Technology’s products are patented in the United States and around the world.

For further information, please contact:

CORPORATE:                                            INVESTOR RELATIONS:
Robert Kramer                                               Richard Hannon
Current Technology Corporation                     Polestar Communications
1-800-661-4247                                            1-866-858-4100
604-684-2727
bob@currentech.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: March 30, 2004